SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549



                            FORM 11-K



                          ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(x)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED].

     For the fiscal year ended December 31, 1993

                                OR


( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from              to             .

     Commission File Number:  33-32124

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Inland Container Corporation
                 Savings and Stock Purchase Plan
                      for Hourly Employees
                       4030 Vincennes Road
                 Indianapolis, Indiana 46268-0937

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Temple-Inland Inc.
                      303 South Temple Drive
                          P. O. Drawer N
                       Diboll, Texas 75941

                            SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              INLAND CONTAINER CORPORATION
                              SAVINGS AND STOCK PURCHASE PLAN
                              FOR HOURLY EMPLOYEES


                              By: Inland Container Corporation,
                                   Plan Administrator


                                   By: /s/ Frank F. Hirschman



DATE:  June 29, 1994

                   Audited Financial Statements and Schedules


                          Inland Container Corporation
                         Savings and Stock Purchase Plan
                              for Hourly Employees

                           December 31, 1993 and 1992
                       with Report of Independent Auditors

                    Inland Container Corporation Savings and
                    Stock Purchase Plan for Hourly Employees

                   Audited Financial Statements and Schedules

                           December 31, 1993 and 1992




                                    Contents

Report of Independent Auditors                                             1

Audited Financial Statements

Statements of Net Assets Available for Benefits,
   With Fund Information                                                   2
Statements of Changes in Net Assets Available for Benefits,
   With Fund Information                                                   4
Notes to the Financial Statements                                          6

Schedules

Schedule of Assets Held for Investment Purposes                           13
Schedule of Reportable Transactions                                       14

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Inland Container Corporation Savings
     and Stock Purchase Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits, with fund information of Inland Container Corporation Savings and Stock Purchase Plan for Hourly Employees (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are
not a required part of the financial statements.   The supplemental schedules
have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                              /s/ Ernst & Young

June 20, 1994
Indianapolis, Indiana
                                       -1-

                                           Inland Container Corporation Savings and
                                           Stock Purchase Plan for Hourly Employees

                            Statements of Net Assets Available for Benefits, With Fund Information

                                                                December 31, 1993 Fund Information

                                           Temple-
                                            Inland      Fixed                  U.S.
                                            Common      Income     Equity    Treasury    Index        Loan
                                          Stock Fund     Fund       Fund       Fund       Fund        Fund      Total

Assets
Investments (Note C):
  At fair value
    Temple-Inland Inc. common stock       $4,385,464         $ -        $ -        $ -        $ -         $ -  $4,385,464
    Guaranteed interest contracts                  -   2,383,476          -          -          -           -   2,383,476
    Equity mutual fund                             -           -    582,223    170,294    168,042           -     920,559
    Participant loans                              -           -          -          -          -     542,966     542,966
Total investments                          4,385,464   2,383,476    582,223    170,294    168,042     542,966   8,232,465

Receivables:
  Employers  contribution                    107,351           -          -          -          -           -     107,351
  Participants  contribution                  60,636      57,012     37,816     13,155     26,603           -     195,222
  Loan repayments                              5,464       6,346      3,024        556      2,181           -      17,571
Total receivables                            173,451      63,358     40,840     13,711     28,784           -     320,144

Net assets available for benefits         $4,558,915  $2,446,834   $623,063   $184,005   $196,826    $542,966  $8,552,609


See accompanying notes.

                                               Inland Container Corporation
                                           Stock Purchase Plan for Hourly Employees

                            Statements of Net Assets Available for Benefits, With Fund Information

                                                                    December 31, 1992 Fund Information

                                                               Temple-
                                                               Inland
                                                               Common    Fixed Income   Equity
                                                             Stock Fund      Fund        Fund         Total

Assets
Investments (Note C):
  At fair value
     Temple-Inland Inc. common stock                           $2,972,838    $       -   $       -   $2,972,838
     Guaranteed interest contracts                                      -    1,105,669           -    1,105,669
     Equity interest in Temple-Inland Forest
       Products Corporation Master Trust                                -      721,818           -      721,818
     Equity mutual fund                                                 -            -     179,767      179,767
     Short-term investments                                        17,443        5,000       2,500       24,943
Total investments                                               2,990,281    1,832,487     182,267    5,005,035

Receivables:
  Employers  contribution                                          50,545            -           -       50,545
  Participants  contribution                                       25,025       42,288       5,181       72,494
  Interest receivable                                                  79        8,149           6        8,234
Total receivables                                                  75,649       50,437       5,187      131,273
Total assets                                                    3,065,930    1,882,924     187,454    5,136,308

Liabilities
Accrued administrative expenses                                         -        1,177           -        1,177
Net assets available for benefits                              $3,065,930   $1,881,747    $187,454   $5,135,131

See accompanying notes.

                                              Inland Container Corporation
                                           Stock Purchase Plan for Hourly Employees

                      Statements of Changes in Net Assets Available for Benefits, With Fund Information

                                                          Year Ended December 31, 1993 Fund Information

                                           Temple-
                                            Inland      Fixed                  U.S.
                                            Common      Income     Equity    Treasury    Index        Loan
                                          Stock Fund     Fund       Fund       Fund       Fund        Fund      Total

Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in fair  $  58,717   $  34,484   $  4,755 $  (7,766)  $   1,952      $    -  $  92,142
     value of investments (Note C)
  Realized gain/loss                         (1,159)     (2,097)     30,785         31        119           -     27,679
  Interest                                         -     139,681          -      9,758          -       5,913    155,352
  Dividends                                   81,997         213     17,290          -      2,288           -    101,788
  Loan repayments                             12,520      13,671      6,203      1,192      4,836    (38,422)          -
  Miscellaneous income                             -      12,326          -          -          -           -     12,326
  Equity in earnings of Temple-Inland
     Forest Products Master Trust                  -      10,706          -          -          -           -     10,706

                                             152,075     208,984     59,033      3,215      9,195    (32,509)    399,993
Contributions:
  Employee                                   620,773     672,579    270,109     73,949    152,165           -  1,789,575
  Employers                                  996,793           -          -          -          -           -    996,793
                                           1,617,566     672,579    270,109     73,949    152,165           -  2,786,368

Total additions                            1,769,641     881,563    329,142     77,164    161,360    (32,509)  3,186,361

Deductions from net assets attributed to:
  Administrative expenses                      9,937       9,148      2,527          -          -           -     21,612
  Benefits paid to participants              127,252     255,278      3,904        638      1,358       1,100    389,530
Total deductions                             137,189     264,426      6,431        638      1,358       1,100    411,242
Net increase prior to transfers            1,632,452     617,137    322,711     76,526    160,002    (33,609)  2,775,219

Interfund transfers                         (213,909)   (390,631)    21,310      1,342      5,313     576,575         -
Transfers in from merging plan (Note E)       74,442     338,581     91,588    106,137     31,511           -    642,259
Net increase                               1,492,985     565,087    435,609    184,005    196,826     542,966  3,417,478
Net assets available for benefits:
  Beginning of year                        3,065,930   1,881,747    187,454          -          -           -  5,135,131
  End of year                             $4,558,915  $2,446,834   $623,063   $184,005   $196,826    $542,966 $8,552,609


See accompanying notes.

                                              Inland Container Corporation
                                           Stock Purchase Plan for Hourly Employees

                      Statements of Changes in Net Assets Available for Benefits, With Fund Information

                                                               Year Ended December 31, 1992 Fund Information

                                                               Temple-
                                                               Inland
                                                               Common    Fixed Income   Equity
                                                             Stock Fund      Fund        Fund         Total

Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in fair value
     of investments (Note C)                                     $(2,176)      $     -       8,671       $6,495
  Interest                                                          1,026       95,398          39       96,463
  Dividends                                                        45,798            -       9,952       55,750
  Equity in earnings of Temple-Inland
     Forest Products Master Trust                                       -       15,987           -       15,987
                                                                   44,648      111,385      18,662      174,695
Contributions:
  Employee                                                        402,866      746,366     102,616    1,251,848
  Employers                                                       799,758            -           -      799,758
                                                                1,202,624      746,366     102,616    2,051,606
Total additions                                                 1,247,272      857,751     121,278    2,226,301

Deductions from net assets attributed to:
  Administrative expenses                                              13        1,268         119        1,400
  Benefits paid to participants                                    48,851       62,705       4,429      115,985
Total deductions                                                   48,864       63,973       4,458      117,385
Net increase prior to interfund transfers                       1,198,408      793,778     116,730    2,108,916

Interfund transfers (net)                                          66,460     (73,555)       7,095            -
Net increase                                                    1,264,868      720,223     123,825    2,108,916
Net assets available for benefits:
  Beginning of year                                             1,801,062    1,161,524      63,629    3,026,215
  End of year                                                  $3,065,930   $1,881,747    $187,454   $5,135,131


See accompanying notes.

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

                Notes to the Financial Statements

              Years Ended December 31, 1993 and 1992

Note A-Description of Plan

The following description of the Inland Container Corporation Savings and Stock Purchase Plan for Hourly Employees (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Board of Directors of Inland Container Corporation (the Company), a wholly owned subsidiary of Temple-Inland Inc., approved the formation of the Plan effective January 1, 1990.
The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code and to purchase stock of Temple-Inland Inc. through participation in the Plan. All non-union hourly employees who have been employed for one or more years by the Company or its participating subsidiaries (the employers), may participate, with participation in the Plan being voluntary.

Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at a rate of 1% to 16% of the participant's base compensation (as defined by the Plan), not to exceed the maximum amount specified by federal tax law.
Employees are permitted to make voluntary non-deductible contributions to the Plan in addition to, or in lieu of deductible contributions, limited to 16% of the participant's compensation in each Plan year. The Company's contribution is an amount equal to 100% of the participant's contributions not to exceed 3% of the participant's compensation in such payroll period, plus an amount equal to 50% of the contributions made in excess of 3% limited to 6% of the participant's compensation in such payroll period. The Company's contribution will be limited to $2,500 per participant in each Plan year.

Investment Options

Beginning July 1, 1993, participants may designate their contributions be made to any of five funds:

     Temple-Inland Common Stock Fund - Funds are invested in Temple-Inland Common Stock. Dividends paid to the Fund are used to purchase more shares of Temple-Inland Common Stock. All matching Employer Contributions, when made, are always invested in this Fund.

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

          Notes to the Financial Statements (continued)

              Years Ended December 31, 1993 and 1992

Note A Description of Plan (continued)

     Fixed Income Fund - Funds are invested in the Vanguard
     Investment Contract Trust, a collective trust invested primarily in investment contracts issued by insurance companies and commercial banks.

     Equity Fund - Funds are invested in the Vanguard
     Windsor Fund, a managed mutual fund that seeks to provide long-term growth of capital and income by investing primarily in selected common stocks.

     U.S. Treasury Fund - Funds are invested in the Vanguard Intermediate-Term U.S. Treasury Portfolio, a mutual fund that seeks to provide a durable stream of income by investing at least eighty-five percent (85%) of its assets in U.S. Treasury bonds of maturities in the range of five (5) to fifteen (15) years.

     Index Fund - Funds are invested in the Vanguard S & P 500 Index Trust. The objective of the S & P Index Trust is to match the investment performance of the Standard & Poor s 500 market index, a widely recognized market index emphasizing large-capitalization stocks.

The Loan Fund is available only for transfers from the other funds.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matched contributions is based on years of continuous service. Participant's are 1/3 vested after 12 months of participation, 2/3 after 24 months and 100% after 36 months.
Upon termination, the nonvested portion of the employers' account will be forfeited and applied to reduce the employers' future contributions.

Withdrawals

A participant in the Plan may withdraw funds only in the case of severe financial hardship, as defined by Internal Revenue Service regulations and only once in a 12-month period. Withdrawals are first taken proportionately from the Fixed Income and Equity Funds with all amounts from these funds being required to be exhausted before any withdrawals from the Temple-Inland Common Stock Fund can occur. A participant may withdraw funds

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

          Notes to the Financial Statements (continued)

              Years Ended December 31, 1993 and 1992

Note A-Description of Plan (continued)

from non-deductible contribution participant accounts once in a 12-month period. After 60 months of participation, participants may withdraw the vested portion of the employers' account (employers' contributions). Prior thereto, participants cannot withdraw the last 24 months of employers' contributions. Participants, when withdrawing, must suspend future contributions to the Plan; the length of suspension period is determined by a schedule and is dependent on the type of withdrawals made (deductible or non-deductible).

Payment of Benefits

A participant who terminates employment is able to receive the full value of his participant account. A participant can also receive all or part of the employer s account based on vested status. However, a participant who has attained the age of fifty-nine and one-half years can make a partial or complete withdrawal without the requirement of having completed five or more years of service with the Company. The normal form of distribution is a lump-sum cash payment.

Administration

The Plan is administered by an officer of the Company who is appointed by the Chairman of the Board or the President of Inland
Container Corporation. All significant costs of administering the Plan are paid by the Plan.

Note B Summary of Accounting Policies

Investments

Common stock is carried at aggregate current value with the net change in realized and unrealized appreciation (depreciation) reflected in the statements of changes in net assets available for benefits. Current value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. Current value of the equity mutual fund is based upon the last net asset value per share as reported by the National Association of Securities Dealers on the last business day of the year. The guaranteed interest contract and short-term investments are carried at cost which approximates current value.

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

          Notes to the Financial Statements (continued)

              Years Ended December 31, 1993 and 1992

Note B-Summary of Accounting Policies (continued)

The Plan's equity in the Temple-Inland Forest Products Corporation Master Trust is based on a percentage allocation of the aggregate current value of the Trust s assets. The Plan's equity in the earnings of the Trust is based on a percentage allocation of the Trust s investment income, realized and unrealized appreciation (depreciation) and administrative expenses. The Temple-Inland Forest Products Corporation Master Trust was established as an investment vehicle for the Fixed Income Fund and comprises the assets of twelve defined contribution plans, each of which has an interest in the Trust as determined in accordance with the Temple-Inland Forest Products Corporation Master Trust Agreement. The plans individually represent employees of a specific geographical or operating location of Temple-Inland Inc.

Investment Income

Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined on the basis of first-in, first-out (FIFO) cost. The net change in realized and unrealized appreciation (depreciation) of investments is reflected in the statements of changes in net assets available for benefits.

Reclassification

Certain 1992 amounts have been reclassified to conform to the presentation of the 1993 financial statements.

Note C-Investments

The Plan s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                          Year Ended December 31

                                             1993        1992

  Investments at fair value as
    determined by quoted market price:
     Temple-Inland Inc. Common Stock Fund   $  57,558   $(2,176)
     Fixed Income Fund                         32,387          -
     Equity Fund                               35,540      8,671
     U.S. Treasury Fund                       (7,735)          -
     Index Fund                                 2,071          -

  Net change in fair value                   $119,821    $ 6,495

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

          Notes to the Financial Statements (continued)

              Years Ended December 31, 1993 and 1992

Note C-Investments (continued)

Guaranteed Investment Contracts

At December 31, 1993 and 1992 the Plan had funds in guaranteed interest contracts in the following amounts:

                                                December 31

                                              1993       1992


  Continental Assurance Company            $  410,011 $  438,557
  Prudential Insurance Company of America     627,466    667,112
  Vanguard Investment Contract Trust        1,331,171          -
  Fidelity Bankers Life Insurance Company      14,828          -

                                           $2,383,476 $1,105,669


Temple-Inland Forest Products Corporation Master Trust

Net assets of the Temple-Inland Forest Products Corporation
Master Trust (reported at current value) are comprised of the following as of December 31, 1992:

  Fixed income securities                            $  7,607,979
  Cash equivalents                                      9,892,064
                                                      $17,500,043


The investment committee has engaged an investment management firm to monitor the Trust s entire portfolio and to initiate purchase and sale decisions.

Results of the Trust's operations for the plan year 1992 were as follows:

  Investment income                                     $614,981
  Net realized and unrealized (depreciation)
    on investments                                     (105,810)
                                                        $509,171

The Plan's proportionate interest in the Trust s net assets was 4.12% in 1992.

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

          Notes to the Financial Statements (continued)

              Years Ended December 31, 1993 and 1992

Note C-Investments (continued)

The Trust was liquidated April 1, 1993 and the Plan's proportionate interest was transferred to the Vanguard Investment
Contract Trust.

Note D Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                December 31

                                              1993       1992

   Net assets available for benefits per
     the financial statements              $8,552,609 $5,135,131
   Amounts allocated to withdrawn
     participants                             (2,103)   (32,301)
   Net assets available for benefits per
     the Form 5500                         $8,550,506 $5,102,830

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                         Year Ended December 31
                                           1993         1992

 Benefits paid to participants per
   the financial statements                $389,530      $115,985
 Amounts allocated to withdrawn
   participants at December 31, 1993          2,103             -
 Amounts allocated to withdrawn
   participants at December 31, 1992       (32,301)        32,301
 Benefits paid to participants per
   the Form 5500                           $359,332      $148,286

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

             Inland Container Corporation Savings and
             Stock Purchase Plan for Hourly Employees

          Notes to the Financial Statements (continued)

              Years Ended December 31, 1993 and 1992

Note E-Plan Merger

Effective July 1, 1993, the portion of the Pakway Profit Sharing and Savings Plan which related to Pakway s salaried employees was merged into the Plan, which provides benefits to participants in the former plan. This merger resulted in no loss of assets or benefits to the participants. Additional information pertaining to this merger and all provisions of the Inland Container employee benefit plans are available from the Plan Sponsor.

Note F-Plan Termination

The Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and the employer s contributions, and the net assets are to be set aside for the payment of withdrawals to the participants.

Note G-Tax Status

Although an application has been submitted to the Internal Revenue Service requesting a determination letter regarding the Plan's tax status, a reply has not yet been received. It is anticipated the Plan will qualify as defined by Sections 401(a) and 401(k) of the Internal Revenue Code and will, therefore, not be subject to tax using present income tax laws. Participants are not subject to federal income tax until contributed amounts and earnings are distributed to them.

                                 Inland Container Corporation Savings and
                                 Stock Purchase Plan for Hourly Employees

                             Schedule of Assets Held for Investment Purposes

                                            December 31, 1993

Item 27(a)
               (b)                                (c)                      (d)          (e)
                                  Description of Investment including
   Identity of issue, borrower,    maturity date, rate of interest,                   Current
     lessor, or similar party      collateral, par or maturity value       Cost        Value

 Temple-Inland Common Stock Fund

 Temple-Inland Common Stock Fund Company stock fund invested primarily in Temple-Inland common
                                 stock (392,260 units which
                                 approximates 86,658 shares common
                                 stock)                                 $3,890,054   $4,385,464
 Fixed Income Fund

 Continental Assurance Company   Guaranteed interest contract,
                                 $410,011 principal amount                 410,011      410,011
 Prudential Insurance Company of Guaranteed interest contract,
   America                       $627,466 principal amount                 627,466      627,466
 Vanguard Investment Contract    Collective trust invested primarily
   Trust                         in investment contracts, $1,331,171
                                 principal amount                        1,331,171    1,331,171
 Fidelity Bankers Life Insurance Deferred annuity contract, $14,828
   Company                       principal amount                           14,828       14,828
                                                                         2,383,476    2,383,476

 Equity Fund
 Vanguard Windsor Fund           Equity mutual fund, 41,856 shares         595,875      582,223
 U.S. Treasury Fund
 Vanguard Intermediate Term U.S. U.S. Treasury mutual fund, 15,901
   Treasury Portfolio            shares                                    178,061      170,294

 Index Fund
 Vanguard S&P 500 Index Trust    Index fund, 3,834 shares                  166,089      168,042

 Loan Fund
 Participant Loans               Participant loans with interest
                                 rates ranging from 7.5-8.75%              542,966      542,966
                                                                        $7,756,521   $8,232,465


                                            Inland Container Corporation Savings and
                                            Stock Purchase Plan for Hourly Employees

                                              Schedule of Reportable Transactions

                                                  Year ended December 31, 1993

Item 27(d)
             (a)                       (b)                             (c)        (d)        (g)          (h)          (i)

                              Description of Asset                                                   Current Value
                             (include interest rate                                                   of Assets on
                             and maturity in case of    Number of   Purchase    Selling    Cost of    Transaction    Net Gain
 Identity of Party Involved          a loan)          Transactions    Price      Price   Asset Sold       Date      or (Loss)

Category (iii)--A series of transactions in excess of 5% of plan assets:

INB National Bank            Woodward treasury fund,
                             $256,856 principal amount        7     256,856           -          -      256,856           -

Continental Assurance Co.    Guaranteed interest contract    59         -         457,015    457,015        -             -

The Prudential Insurance     Guaranteed interest contract    58         -         695,660    695,660        -             -
  Co. of America

INB National Bank            Woodward treasury fund,
                             $261,856 principal amount        6         -         261,856    261,856        -             -

INB National Bank            Temple-Inland Inc. common
                             stock, 14,507 shares             9     677,528           -          -      677,528           -

INB National Bank            Woodward treasury fund,
                             $741,493 principal amount        6     741,493           -          -      741,493           -

INB National Bank            Woodward treasury fund,
                             $759,220 principal amount        7         -         759,220    759,220        -             -

INB National Bank            Temple-Inland Inc. common
                             stock, 72,232 shares           105         -       3,193,638  3,193,638        -             -

Vanguard                     Temple-Inland Inc. common
                             stock, 82,564.510 units         30     875,471           -          -      875,471           -

Vanguard                     Guaranteed interest contract    63     442,991           -          -      442,991           -

Vanguard                     Windsor Fund                    33     287,475           -          -      287,475           -


(a)     Information concerning "Lease Rental" and "Expense
        Incurred with Transaction" has not been presented as it is not applicable.

(b) Information concerning "Purchase or Selling Price" for common stock transactions is presented on an average per share basis.

(c) There were no category (i), (ii) or (iv) reportable transactions during 1993.

(d) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale.

                            EXHIBIT 1






Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 Number 33-32124) pertaining to the Inland Container Corporation Savings and Stock Purchase Plan for Hourly Employees of our report dated June 20, 1994, with respect to the financial statements and schedules of the Inland Container Corporation Savings and Stock Purchase Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


                             /s/ ERNST & YOUNG



June 24, 1994
Indianapolis, Indiana